Exhibit 99.2

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Mingteng International Corporation Inc.

Unaudited Interim Condensed Consolidated Financial Statements

Condensed Consolidated Balance Sheets as of June 30, 2025 (Unaudited) and December 31, 2024	F-2

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss for the Six Months Ended June 30, 2025 and 2024	F-3

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity for the Six Months Ended June 30, 2025 and 2024	F-4

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2025 and 2024	F-5

Notes to Unaudited Interim Condensed Consolidated Financial Statements	F-6 - F-27

MINGTENG INTERNATIONAL CORPORATION INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2025	2024
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$1,755,205	$2,080,715
Accounts receivable, net	3,939,213	4,171,809
Other receivables-bank acceptance notes	1,703,662	971,044
Advances to suppliers	81,794	122,456
Other receivables	15,692	15,690
Inventories, net	1,485,361	1,183,572
Contract costs, net	38,923	96,656
Total current assets	9,019,850	8,641,942

Non-current Assets
Property and equipment, net	3,708,784	3,857,200
Intangible assets	55,630	67,710
Operating lease right-of-use assets, net	32,016	38,133
Long-term investments, net	-	1,356,618
Total non-current assets	3,796,430	5,319,661

Total Assets	$12,816,280	$13,961,603

LIABILITIES AND EQUITY
Current Liabilities
Short-term loans	$1,396,921	$1,391,130
Accounts payable	1,214,284	1,276,419
Other payables and other current liabilities	2,269,998	1,829,642
Advances from customers	302,507	515,650
Amounts due to related parties	249,338	240,166
Current portion of lease liabilities	13,297	13,006
Total current liabilities	5,446,345	5,266,013

Non-current Liabilities
Deferred tax liabilities	228,989	221,551
Non-current portion of lease liabilities	13,784	20,408
Total non-current liabilities	242,773	241,959
Total liabilities	5,689,118	5,507,972

Shareholders’ Equity:
Ordinary shares (Par value US$0.00001 per share, 5,000,000,000 shares authorized, 6,839,600 shares issued and outstanding as of June 30, 2025 and December 31, 2024)	68	68
Additional paid-in capital	7,620,339	7,620,339
Statutory reserves	465,572	465,572
(Accumulated deficit) retained earnings	(569,562)	787,211
Accumulated other comprehensive loss	(389,255)	(419,559)
Total shareholders’ equity	7,127,162	8,453,631

Total Liabilities and Shareholders’ Equity	$12,816,280	$13,961,603

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

MINGTENG INTERNATIONAL CORPORATION INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(UNAUDITED)

	For the Six Months Ended June 30,
	2025	2024
Revenues	$5,261,469	$4,646,389
Cost of revenues	(3,793,049)	(2,994,601)
Gross profit	1,468,420	1,651,788

Operating expenses:
Selling expenses	(53,764)	(125,535)
General and administrative expenses	(1,003,686)	(1,512,909)
Research and development expenses	(409,623)	(288,182)
Total operating expenses	(1,467,073)	(1,926,626)

Income (loss) from operations	1,347	(274,838)

Other income (expenses):
Government subsidies	64,728	-
Interest income	688	579
Interest expense	(22,518)	(15,749)
Other-than-temporary impairment	(1,356,618)	-
Other income, net	16,812	16,618
Total other (expenses) income, net	(1,296,908)	1,448

Loss before income taxes	(1,295,561)	(273,390)

Income tax (expenses) benefit	(61,212)	7,548

Net loss	$(1,356,773)	$(265,842)

Comprehensive loss
Net loss	$(1,356,773)	$(265,842)
Foreign currency translation loss	30,304	(12,400)
Total comprehensive loss	$(1,326,469)	$(278,242)

Loss per share
- Basic and diluted	$(0.20)	$(0.05)

Weighted average number of ordinary shares outstanding
- Basic and diluted	6,839,600	5,448,846

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

MINGTENG INTERNATIONAL CORPORATION INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited)

	Ordinary shares		Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total shareholders’
	Shares	Amount	capital	reserves	earnings	loss	equity
Balance as of December 31, 2023	5,000,000	$50	$897,308	$465,572	$6,466,293	$(382,372)	$7,446,851
Net loss for the period	-	-	-	-	(265,842)	-	(265,842)
Shares issued in connection with initial public offering	1,207,500	12	2,314,837	-	-	-	2,314,849
Foreign currency translation adjustment	-	-	-	-	-	(12,400)	(12,400)
Balance as of June 30, 2024 (Unaudited)	6,207,500	$62	$3,212,145	$465,572	$6,200,451	$(394,772)	$9,483,458

	Ordinary shares		Additional paid-in	Statutory	Retained earnings (accumulated	Accumulated other comprehensive	Total shareholders’
	Shares	Amount	capital	reserves	deficit)	loss	equity
Balance as of December 31, 2024	6,839,600	$68	$7,620,339	$465,572	$787,211	$(419,559)	$8,453,631
Net income for the period	-	-	-	-	(1,356,773)	-	(1,356,773)
Foreign currency translation adjustment	-	-	-	-	-	30,304	30,304
Balance as of June 30, 2025 (Unaudited)	6,839,600	$68	$7,620,339	$465,572	$(569,562)	$(389,255)	$7,127,162

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

MINGTENG INTERNATIONAL CORPORATION INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Six Months Ended June 30,
	2025	2024
Cash flows from operating activities
Net loss	$(1,356,773)	$(265,842)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	282,373	250,604
Amortization of intangible assets	12,319	-
Amortization of right-of-use assets	5,548	-
Impairment loss on long-term investments	1,356,618	-
Provision of (recovery of) credit losses	3,907	(8,463)
Deferred income tax	6,493	(20,846)
Loss on disposal of property and equipment	-	7,087
Provision for contract costs impairment	13,165	-
Changes in operating assets and liabilities:
Accounts receivable	245,175	(248,980)
Other receivables-bank acceptance notes	(726,008)	(448,281)
Advances to suppliers	47,880	122,765
Other receivables	63	30,050
Inventories	(295,816)	(122,625)
Contract costs	44,766	-
Accounts payable	102,825	229,881
Advances from customers	(214,530)	(110,497)
Payroll payable	192,941	39,160
Taxes payable	420	(115,684)
Other payables	49,182	-
Amounts due to related parties	8,143	(1,527)
Change in operating lease liabilities	(5,744)	-
Net cash used in operating activities	(227,053)	(663,198)

Cash flows from investing activities
Purchase of property and equipment	(295,389)	(625,053)
Purchase of long-term investment	-	(2,478,000)
Prepayments for non-current assets	-	(56,227)
Net cash used in investing activities	(295,389)	(3,159,280)

Cash flows from financing activities
Proceeds from short-term loans	1,391,999	1,407,441
Repayment of short-term loans	(1,391,999)	(281,488)
Proceeds from third party loans	190,000	-
Proceeds from initial public offering, net	-	3,293,096
Payments of deferred offering costs	-	(264,949)
Net cash provided by financing activities	190,000	4,154,100

Effect of foreign exchange rate change on cash and cash equivalents	6,932	(6,452)
Net (decrease) increase in cash and cash equivalents	(325,510)	325,170
Cash and cash equivalents at the beginning of the period	2,080,715	1,056,236
Cash and cash equivalents at the end of the period	$1,755,205	$1,381,406

Supplemental disclosures of cash flow information:
Interest paid	$22,425	$15,749
Income taxes paid	$112,129	$82,703
Non-cash investing activities:
Liabilities incurred for purchasing of property and equipment	2,279

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

MINGTENG INTERNATIONAL CORPORATION INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - BUSINESS DESCRIPTION

Mingteng International Corporation Inc. (“Mingteng International” or the “Company”) is a holding company incorporated under the laws of the Cayman Islands on September 20, 2021. It is a holding company with no business operations.

On November 4, 2021, Mingteng International formed its wholly-owned subsidiary, Mingteng International Hong Kong Group Limited (“Mingteng HK”) in Hong Kong. On September 26, 2022, Mingteng HK formed its wholly-owned subsidiary, Wuxi Ningteng Intelligent Manufacturing Co., Ltd. (“Ningteng WFOE”) in the People’s Republic of China (“PRC”).

Wuxi Mingteng Mould Technology Co., Ltd. (“Wuxi Mingteng Mould”) is a limited liability company incorporated on December 15, 2015 under the laws of the PRC. Wuxi Mingteng Mould is a wholly owned subsidiary of Ningteng WFOE and is the Company’s operating entity. Wuxi Mingteng Mould is primarily engaged in providing clients with comprehensive and personalized mold services and solutions in the PRC, including mold design and development; mold production, repair, testing and adjustment.

On April 22, 2024, Mingteng International completed its initial public offering on the Nasdaq Stock Market, issuing 1,050,000 ordinary shares with a par value of US$0.00001 per share and offering price at $4.00 per share, with gross proceeds of $4.20 million. On May 10, 2024, Mingteng International issued additional shares of 157,500, which related to the over-allotment arrangement, with nominal or par value of US$0.00001 per share and offering price at $4.00 per share, with gross proceeds of $0.63 million. After deducting underwriting discounts, offering expenses and deferred offering costs, the Company received total net proceeds of $3,293,096.

Mingteng International’s current corporate structure is as follows:

Mingteng International conducts all of its operations in China through its operating subsidiary, Wuxi Mingteng Mould.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”). The interim results of operations are not necessarily indicative of results to be expected for any other interim period or for a full year. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of its financial position and operating results have been included. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Mingteng International’s audited consolidated financial statements and the related notes thereto for the fiscal year ended December 31, 2024, included in Form 20-F filed on May 1, 2025.

Principles of consolidation

The unaudited consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

Use of estimates

In preparing the unaudited consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include, but are not limited to, the assessment of the allowance for credit losses, the allowance for inventory and contract costs provision, useful lives of property and equipment, the recoverability of long-lived assets and long-term investments, provision necessary for contingent liabilities. Actual results could differ from those estimates.

Cash and cash equivalents

Cash includes cash on hand and demand deposits in accounts maintained with commercial banks. The Company considers all highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of three months or less to be cash equivalents. The Company maintains its bank accounts in Mainland China, Hong Kong and Cayman Islands. On May 1, 2015, China’s new Deposit Insurance Regulation became effective, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. The insurance limit is RMB 500,000 (approximately US$ 69,846) for each bank account.

Accounts receivable, net

Accounts receivables are stated at the original amount less an allowance for credit loss. Accounts receivables are recognized in the period when the Company has provided services to its customers and when its right to consideration is unconditional. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. The Company has developed a current expected credit loss (“CECL”) model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The Company considers historical collection rates, current financial status, macroeconomic factors, and other industry-specific factors when evaluating current expected credit losses. Accounts receivable balances are written off after all collection efforts have been exhausted.

Current expected credit losses

On January 1, 2023, the Company adopted ASC 326, Financial Instruments-Credit Losses, which requires recognition of allowances upon origination or acquisition of financial assets at an estimate of expected credit losses over the contractual term of the financial assets (the current expected credit loss or the “CECL” model) using the modified retrospective transition method.

The Company’s financial assets subject to the CECL model mainly include accounts receivable, bank acceptance notes and other receivables.

For accounts receivable and bank acceptance notes, the Company estimates the loss rate based on historical experience, the age of the receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. For other receivables, the Company reviews other receivables on a periodic basis and makes allowances on an individual basis when there is doubt as to the collectability. Receivables are written off after all collection efforts have been exhausted.

For the six months ended June 30, 2025 and 2024, allowance of credit losses made by the Company were mainly generated from accounts receivable.

Bank acceptance notes

Bank acceptance notes generally due within six months and with specific payment terms and definitive due dates, are comprised of the notes issued by some customers to pay certain outstanding receivable balances to the Company. Bank acceptance notes do not bear interest. From time to time, the Company endorse bank acceptance notes receivable to its suppliers as payment of material purchases. The bank acceptance notes receivable is considered sold and derecognized from balance sheets when they are transferred beyond the reach of the Company and its creditors, the purchaser has the right to pledge or exchange the note receivables, and the Company has surrendered control over the transferred note receivable. If the Company does not surrender control, the cash received from the purchaser is accounted for as a secured borrowing.

Advances to suppliers

Advances to suppliers consist of balances paid to suppliers for services that have not been provided or received. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to provide goods or services to the Company or refund an advance. As of June 30, 2025 and December 31, 2024, there was no allowance of advances to suppliers.

Inventories, net

Inventories consist of raw materials, work in process and finished goods, and are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method. The Company periodically evaluates its inventories and will record an allowance for inventories that are either slow-moving, may not be saleable or whose cost exceeds its net realizable value. For the six months ended June 30, 2025 and 2024 the Company did not record any provision for inventory obsolescence.

Property and equipment, net

Property and equipment are carried at cost and are depreciated on the straight-line basis over the estimated useful lives of the underlying assets. Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterments that extend the useful life of fixed assets are capitalized as additions to the related assets. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. The Company examines the possibility of decreases in the value of its property and equipment, when events or changes in circumstances reflect the fact that their recorded value may not be recoverable.

Estimated useful lives are as follows, taking into account the assets’ estimated residual value of 5%:

Category	Estimated useful lives
Electronic equipment	3-5 years
Vehicles	5 years
Machinery and equipment	5-10 years

Intangible assets

Intangible asset is software license, which are purchased from third parties and initially recorded at cost and amortized on a straight-line basis over the service term of 3 years. The amortization for intangible assets amounts to $12,319 and nil for the six months ended June 30, 2025 and 2024, respectively.

Impairment of long-lived assets

The Company reviews its long-lived assets, such as property and equipment, intangible assets and operating lease right-of-use assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable in accordance with ASC Topic 360, Property, Plant and Equipment. When these events occur, the Company measures impairment by comparing the carrying value of the assets (or group of assets) to the estimated undiscounted future cash flows expected to result from the use of the assets (or group of assets) and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets (or group of assets), the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets (or group of assets), using the expected future discounted cash flows. The Company didn’t record any impairment charge for the six months ended June 30, 2025 and 2024. 2024.

Long-term investment

The Company’s equity investments without readily determinable fair value are a long-term investment in an unlisted company. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Company elected to use the measurement alternative under ASC 321, Investments — Equity Securities (“ASC 321”) to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. These investments are measured at fair value on a nonrecurring basis when an orderly transaction for identical or similar investments of the same issuer was identified or when there are events or changes in circumstances that may have a significant adverse effect. The non-recurring fair value measurements to the carrying amount of an investment usually requires management to estimate a price adjustment for the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by the Company. The valuation methodologies involved require management to use the observable transaction price at the transaction date and other unobservable inputs (level 3).

The Company makes a qualitative assessment of whether the equity investments are impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Group estimates the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Company recognizes an impairment loss in the statements of operations and comprehensive income (loss) equal to the difference between the carrying value and fair value.

Deferred offering costs

Deferred offering costs are expenses directly related to the Company’s initial public offering (“IPO”). The deferred offering costs were offset against the IPO proceeds and reclassified to additional paid-in capital upon completion of the IPO in April 2024.

Fair value of financial instruments

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company follows ASC subtopic 820-10, Fair Value Measurements and Disclosures, which establishes a three-tier fair value hierarchy, and prioritizes the inputs used in measuring fair value as follows:

●	Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

●	Level 3 - inputs to the valuation methodology are unobservable.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash and cash equivalents, accounts receivable, bank acceptance notes, other receivables, short-term loans, accounts payable, other payables, and amounts due to related parties approximate their recorded values due to their short-term maturities. The fair value of longer-term leases approximates their recorded values as their stated interest rates approximate the rates currently available.

The Company’s non-financial assets, such as property and equipment and intangible assets would be measured at fair value only if they were determined to be impaired. When there is impairment of equity investments accounted for under the measurement alternative, the non-recurring fair value measurements are measured at the date of impairment. Estimating the fair value of the equity investment without observable market prices is highly judgmental due to the subjectivity of the unobservable inputs (level 3) used in the valuation methodologies used to determine fair value.

Leases

The Company accounts for leases following FASB ASC 842, Leases (“Topic 842”). The Company leases properties from property owners. In evaluating whether an agreement constitutes a lease. The Company reviews the contractual terms to determine which party obtains both the economic benefits and control of the assets at the inception of the contract. The Company categorizes leases with contractual terms longer than twelve months as either operating or finance lease at the commencement date of a lease.

A lease is a financial lease if any of the following conditions exists: (a) ownership is transferred to the lessee by the end of the lease term, (b) there is a bargain purchase option, (c) the lease term is at least 75% of the property’s estimated remaining economic life or (d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. As of June 30, 2025 and December 31, 2024, the Company did not have finance leases.

The Company recognizes a lease liability for future fixed lease payments and a right-of-use (“ROU”) asset representing the right to use the underlying asset for the lease term. The lease term is based on the non-cancellable term of the lease and may contain options to extend the lease when it is reasonably certain that the Company will exercise the option. Lease liabilities are recognized at commencement date based on the present value of fixed lease payments over the lease term using the rate implicit in the lease, if available, or the Company’s incremental borrowing rate. As its leases do not provide an implicit borrowing rate, the Company uses an incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at the commencement date. Current maturities of operating lease liabilities are classified as operating lease liabilities, current in the Company’s consolidated balance sheets. Most leases have initial terms ranging from 1 to 3 years. Besides, the Company’s lease payments are fixed. Lease expense for fixed lease payments is recognized on a straight-line basis over the lease term. The Company’s lease agreements do not contain any significant residual value guarantees or restricted covenants. The ROU assets are measured at the amount of the lease liabilities with adjustments, if applicable, for lease prepayments made prior to or at lease commencement, initial direct costs incurred by the Company, deferred rent and lease incentives. The Company evaluates the carrying value of ROU assets if there are indicators of impairment and reviews the recoverability of the related asset group.

The Company reassesses of a contract is or contains a leasing arrangement and re-measures ROU assets and liabilities upon modification of the contract. The Company will derecognize ROU assets and liabilities, with a difference recognized in the income statement on the contract termination.

Operating leases are included in operating lease right-of-use (“ROU”) assets, current portion of lease liabilities, and non-current portion of ease liabilities, on the Company’s consolidated balance sheets.

Revenue recognition

The Company accounts for revenue recognition under FASB ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, Revenue from Contracts with Customers, the Company recognizes revenue to represent the transfer of products or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of the product or the benefit of the services transfers to the customer. Under the guidance of ASC 606, the Company is required to (a) identify the contract with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract and (e) recognize revenue when (or as) the Company satisfies its performance obligations.

The Company’s main business income is divided into three categories, one is mold production, that is, contracts are signed to sell molds widely used in automobiles, valves, water pump and other industries according to the customer’s needs. Second is mold repair, which provides customers with mold repair service, or provides sales of mold components. Last is providing customers with machining services, using the Company’s remaining capacity to provide customers with external processing services. Revenues represent the amount of consideration that the Company is entitled to in exchange for the transfer of promised goods or services in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). Consistent with the criteria of ASC 606, the Company recognizes revenue when the performance obligation in a contract is satisfied by transferring the control of promised goods or services to the customer. The company elect to account for shipping and handling activities as a fulfillment cost rather than as a separate performance obligation, of which was expensed as incurred and amounted to $37,430 and $32,969 for the six months ended June 30, 2025 and 2024, respectively.

Mold production:

The Company signs contracts with customers and provides products according to the sales contract or sales list. The clients check the quantity and quality of products received and then issue confirmation as proof of payment. Certain clients may also test the finished products as part of the confirmation process. Revenue is recognized when the Company receives the confirmation of product acceptance.

The Company provides design and production services according to the sales contract or lists. The Company then transports and installs the finished products when clients give their order.

The design services are inseparable from project sales. A mold production contract may include two or more machine components, but all components are customized according to customer requirements. These components need to be combined under the guidance of design plans to produce qualified products to meet the needs of clients. Therefore, these services are highly interdependent and are never transferred to the customer on their own. Customers do not have the option to purchase these services separately principally due to the customization of each project. Accordingly, these services are not considered separate performance obligations, and no revenue is associated with these services under ASC 606 until the point in time when the project is completed and delivered, and client confirmation is received.

The Company provides maintenance services and according to the contracts the clients do not have the option to purchase these services separately. The promised warranty does not provide the clients with a service in addition to the assurance that the product complies with agreed-upon contract specifications and is considered an assurance warranty. The maintenance services and the warranty are not considered separate performance obligations, and no revenue is associated with these services under ASC 606. Historically, the Company has not experienced material costs for quality assurance and, therefore, does not believe an accrual for these costs is necessary.

Mold repair:

The Company signs contracts with customers and provides repair services according to the contract or list and charges a certain fee. Revenue is recognized only after the repair service has passed the customer’s inspection.

Machining services:

The Company signs contracts with customers and provides machining services and charges a certain fee. The Company identifies the fulfillment of its obligation when transferring the product and issuing the VAT invoice to customers at which time revenue is recognized.

The following table presents revenue by major revenue type for the six months ended June 30, 2025 and 2024, respectively:

	For the six months ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Mold production	$3,634,475	$3,312,007
Mold repair	491,454	518,300
Machining services	1,135,540	816,082
Total	$5,261,469	$4,646,389

Contract Balances

The Company classifies its right to consideration in exchange for services or products transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Company recognizes accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and it has the unconditional right to receive consideration. A contract asset is recorded when the Company has transferred services or products to the customer before payment is received or is due, and the right to consideration is conditional on future performance or other factors in the contract. As of June 30, 2025 and December 31, 2024, the Company had no contract assets.

The Company capitalizes incremental costs incurred to fulfill contracts that (1) relate directly to the contract, (2) are expected to generate resources that will be used to satisfy the performance obligation under the contract, and (3) are expected to be recovered through revenue generated under the contract. The compensation expenses of the workforce hired and depreciation of certain equipment and overheads for the purpose of providing certain machining services are considered incremental costs to fulfill the contracts. These contract costs are recorded as cost of revenues upon the recognition of the related revenues. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. As of June 30, 2025 and December 31, 2024, the Company had deferred contract costs of $38,923 and $96,656, respectively. Impairment for contract costs amounted to $13,165 and nil for the six months ended June 30, 2025 and 2024, respectively

Contract liabilities are recognized if the Company receives consideration prior to satisfying the performance obligations, which are customer advances. The consideration received from customers related to the remaining arrangements are included in advance from customer balance.

Cost of revenues

Cost of revenues consists of the cost of raw material, direct labor and manufacturing costs. During the production process, the production department records the material consumption quantity and production hours of each order. Raw material cost is allocated according to the consumption of the material. Direct labor and manufacturing costs are allocated according to the production hours.

Selling expenses

Selling expenses primarily consist of (i) marketing promotion expenses to attract or retain consumers and increase company’s visibility, and labor costs and expenses for the salesman; and (ii) traveling expenses for the staffs.

Research and development expenses

Research and development (“R&D”) expenses include costs directly attributable to the conduct of R&D projects, including the cost of salaries and use of raw materials. Such projects include the research and development of adjustable casting molds for automotive parts. All costs associated with research and development are expensed as incurred.

General and administrative expenses

General and administrative expenses consist primarily of costs of salary and welfare for the Company general administrative and management staff, consulting fee, depreciation expenses, professional fees, meals and entertainment, office expenses, business travel expenses, additional expenses for public offering, and other miscellaneous expenses incurred in connection with general operations.

Government subsidies

Government subsidies refer to the monetary assets that a company obtains from the government for free. The government subsidies received by Wuxi Mingteng Mould mainly include high-tech enterprise recognition bonuses. The Company believes that these government subsidies are not related to daily business activities and are treated as other income.

Government subsidies for the six months ended June 30, 2025 and 2024, were $64,728 and nil, respectively.

Income taxes

Mingteng International’s subsidiaries in the PRC and Hong Kong are subject to the income laws of the PRC and Hong Kong. No taxable income was generated outside the PRC for the six months ended June 30, 2025 and 2024. Current income taxes are provided on the basis of net income (loss) for financial reporting purposes and adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the asset and liability method. Under this method, deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and are determined by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse to the temporary differences between the financial statements’ carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset deferred tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity.

A valuation allowance is provided to reduce the amount of deferred income tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred income tax assets will not be realized. The effect on deferred income taxes arising from a change in tax rates is recognized in the consolidated statements of comprehensive income (loss) in the period of change.

The Company applies a “more likely than not” recognition threshold in the evaluation of uncertain tax positions. The Company recognizes the benefit of a tax position in its consolidated financial statements if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Company to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and reassessed. Adjustments, if required, are recorded in the Company’s consolidated financial statements in the period in which the change that necessities the adjustments occur. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. The Company records interest and penalties related to unrecognized tax benefits (if any) in interest expenses and general and administrative expenses, respectively. As of June 30, 2025 and December 31, 2024, the Company did not have any significant unrecognized uncertain tax positions.

Value added tax

Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and the VAT rate is approximately 13%. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable or receivable net of payments in the accompanying consolidated financial statements. All of the VAT returns filed by Mingteng International’s subsidiaries in the PRC have been and remain subject to examination by the tax authorities for five years from the date of filing.

Earnings (loss) per share

Mingteng International computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing the income (loss) available to ordinary shareholders of Mingteng International by the weighted average ordinary shares outstanding during the period. Diluted net earnings (loss) per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under the treasury stock method. Potential ordinary shares include warrants, unless they were anti-dilutive. The computation of diluted net earnings (loss) per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net income/(loss) per share.

Warrant

The accounting treatment of warrants issued is determined pursuant to the guidance provided by ASC 470, Debt (“ASC 470”), ASC 480, Distinguishing Liabilities from Equity (“ASC 480”), and ASC 815, Derivatives and Hedging (“ASC 815”), as applicable. Each feature of freestanding financial instruments including, without limitation, any rights relating to subsequent dilutive issuances, equity sales, rights offerings, conversions, optional redemptions and dividends are assessed with determinations made regarding the proper classification in the Company’s consolidated financial statements.

Shock-based compensation

Share based awards granted to employees are accounted for under ASC 718, “Compensation—Stock Compensation”, which requires that such equity awards granted to employees be measured based on the grant date fair value and recognized as compensation expense immediately at grant date if no vesting conditions are required.

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains, and losses that under U.S. GAAP are recorded as an element of stockholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of foreign currency translation adjustments from the Company’s PRC subsidiaries not using U.S. dollar as its functional currency.

Foreign currency translation

The functional currency of Mingteng International’s operations in the PRC is the Chinese Yuan or Renminbi (“RMB”). The consolidated financial statements are translated to U.S. dollars using the period end rates of exchange for assets and liabilities, equity is translated at historical exchange rates, and average rates of exchange (for the period) are used for revenues and expenses and cash flows. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in determining comprehensive income/loss. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

All of the Company’s revenue transactions are transacted in its functional currency. The Company does not enter into any material transaction in foreign currencies. Transaction gains or losses have not had, and are not expected to have, a material effect on the results of the operations of the Company.

The following table outlines the currency exchange rates that were used in preparing the consolidated financial statements, representing exchange rate of the People’s Bank of China (PBOC):

	June 30,	December 31,	Six months ended June 30,
	2025	2024	2025	2024
Foreign currency
RMB:1USD	7.1586	7.1884	7.1839	7.1051

Statement of cash flows

In accordance with ASC 230, Statement of Cash Flows, cash flows from the Company’s operations are formulated based upon the local currencies, and then translated at average translation rates for the periods. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Significant risks

Currency risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of Mingteng International and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other Company foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

The Company maintains certain bank accounts in the PRC. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Company’s accounts, as its aggregate deposits are much higher than the compensation limit, which is RMB 500,000 (approximately US $ 69,846) for one bank. However, the Company believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in the PRC, and the Company believes that those Chinese banks that hold the Company’s cash and cash equivalents and short-term investments are financially sound based on public available information.

Other than the deposit insurance mechanism in the PRC mentioned above, the Company’s bank accounts are not insured by Federal Deposit Insurance Corporation insurance or other insurance.

The total bank deposit balance was $ 1,752,917, and the bank balance of Mingteng International amounted to $75,085 as of June 30, 2025. The total bank deposit balance was $2,076,738, and the bank deposit balance of Mingteng International amounted to $171,327 as of December 31,2024. Total amounts in excess of the insurance coverage were RMB11,510,929 (US$1,607,986) and RMB 13,547,914 (US$1,884,691) as of June 30, 2025 and December 31, 2024, respectively.

The functional currency and the reporting currency of the Company is USD, while the functional currency of the Company’s PRC subsidiaries is RMB. Since July 21, 2005, RMB has been permitted by the PRC government to fluctuate within a managed band against a basket of certain foreign currencies. The depreciation of the USD against the RMB was 0.41% for the six months ended June 30, 2025 and the appreciation of the USD against the RMB was 1.49%, for the year ended December 31, 2024. Any significant revaluation of the RMB may materially and adversely affect the cash flow, operating results and financial position of the Company. As a result, the depreciation of the USD against RMB would result in foreign currency translation gain when translating the net assets of the Company from RMB into USD.

Concentration and credit risk

Currently, all the Company’s operations are carried out in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic, and legal environment in the PRC, and by the general state of the PRC’s economy. The Company’s operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable, other receivables-bank acceptance notes. A portion of the Company’s sales are credit sales which are to the customers whose ability to pay is dependent upon the industry economics prevailing in these areas; however, concentrations of credit risk with respect to trade accounts receivables is limited due to generally short payment terms. The Company conducts credit evaluations of its customers and generally does not require collateral or other security from such customers. The Company periodically evaluates the creditworthiness of the existing customers in determining an allowance for credit losses primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate risk on cash deposit and floating rate borrowings, and the risks due to changes in interest rates are not material. The Company has not used any derivative financial instruments to manage the Company interest rate risk exposure.

Other uncertainty risk

The Company’s major operations are conducted in the PRC. Accordingly, the political, economic, and legal environments in the PRC, as well as the general state of the PRC’s economy may influence the Company’s business, financial condition, and results of operations.

Employee benefits

Pursuant to the relevant laws and regulations of the PRC, the Company’s subsidiaries in mainland China participate in a defined contribution of basic pension insurance in the social insurance system established and managed by government organizations. The Company makes contributions to basic pension insurance plans based on the applicable benchmarks and rates stipulated by the government. Basic pension insurance contributions are charged to costs of revenues and operating expenses as the related services are rendered by the employees. Employee social benefits included as costs of revenues and operating expenses were US$142,373 and US$99,528 for the six months ended June 30, 2025 and 2024, respectively.

Recent accounting pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

In November 2023, the FASB issued ASU 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. Early adoption is also permitted. This ASU will likely result in us including the additional required disclosures when adopted. The Group adopted this standard for its financial statements for the year ended December 31, 2024 and applied this standard retrospectively for all prior periods presented in the financial statements. ASU 2023-07 has no material impact on the Company’s unaudited consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topics 740): Improvements to Income Tax Disclosures” to expand the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. For public business entities, the ASU is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the potential effect that the updated standard will have on the Company financial statement disclosures.

In November 2024, the FASB issued ASU 2024-03 Income Statement Reporting Comprehensive Income Expense Disaggregation Disclosure (Subtopic 220-40) (“ASU 2024-03”), which improves financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. In January 2025, the FASB issued ASU 2025-01which clarifies the effective date of ASU 2024-03. ASU 2024-03 is effective for fiscal years beginning after December 15.2026, and interim periods within fiscal years begin after December 15.2027. This ASU should be applied prospectively with the option to apply the standard retrospectively. The Company is currently evaluating the provisions of this ASU.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s financial position, statements of operations and comprehensive income (loss) and cash flows.

NOTE 3 - ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	As of June 30,	As of December 31,
	2025	2024
	(Unaudited)
Trade accounts receivable	$3,959,338	$4,187,946
Less: allowance for credit losses	(20,125)	(16,137)
Accounts receivable, net	$3,939,213	$4,171,809

The movements of allowance of credit losses were as follows:

	For the Six Months Ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Balance at the beginning of the period	$(16,137)	$(23,064)
(Provision)/reversal	(3,907)	8,463
Foreign exchange difference	(81)	142
Balance at the end of the period	$(20,125)	$(14,459)

NOTE 4 - INVENTORIES

Inventories consisted of the following:

	As of June 30,	As of December 31,
	2025	2024
	(Unaudited)
Raw material	$169,764	$54,163
Work in process	265,220	230,646
Goods in transit	1,123,467	971,550
Inventories provision	(73,090)	(72,787)
Total inventories	$1,485,361	$1,183,572

The movements of provision for inventory were as follows:

	For the Six Months Ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Balance at the beginning of the period	$(72,787)	$(18,058)
Provision during the six months period	-	-
Foreign exchange difference	(303)	111
Balance at the end of the period	$(73,090)	$(17,947)

The goods in transit to customers are still included in the inventory until the customer inspected and confirmed acceptance. Once obtaining the customer’s acceptance notice, the balance of goods in transit will be recognized in cost of revenues.

NOTE 5 - LONG-TERM INVESTMENT

The total carrying value of equity investments without readily determinable fair value that do not qualify for the NAV practical expedient held as of June 30, 2025 and December 31, 2024 were as follows:

	As of June 30,	As of December 31,
	2025	2024
	(Unaudited)
Initial cost basis	$2,478,000	2,478,000
Cumulative impairment	(2,478,000)	(1,121,382)
Total carrying value	$-	$1,356,618

In May 2024, the Company signed equity transfer agreements with Ms. Li Yulan, an unrelated third party to the Company, who owned 90% equity interest in a private company, Planty Holding Limited (“Planty”), to acquire an aggregate of 24.78% equity interest in Planty with a total consideration of $2,478,000. The transaction was completed on August 28, 2024. After acquiring ownership in Planty, the Company owned 24.78% equity interest in the equity of Planty, while Ms. Li Yulan and another unrelated third party owned 65.22% and 10% of the equity interests in Planty, respectively. Ms. Li Yulan is the sole executive director of Planty.

The Company’s initially assessed whether its investment in Planty qualified under ASC 323, Investments – Equity Method and Joint Ventures (“ASC 323”). The Company’s equity interest in Planty has the same rights and obligations as the other two investors and meets the definition of common stock as specified in ASC 323-10-15-13. The Company then assessed whether it can exercise significant influence over the other owners of Planty and concluded that it cannot exercise significant influence over Planty according to ASC 323-10-15-10, due to the following: 1) majority ownership of the investee is concentrated by a single shareholder, Ms. Li Yulan who operates Planty without regard to the views of other investors; and 2) the Board of Planty is also controlled by Ms. Li Yulan since she is the only executive director.

The Company finally considered that its equity investment in Planty, as a private company without readily determinable fair value and does not qualify for the NAV practical expedient in accordance with ASC 820, and elected to use the measurement alternative to measure the investment at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any in accordance with ASC 321.

The Company evaluated the impairment indicators as described in ASC 321-10-35-3 at each reporting date and estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the entity has to recognize an impairment loss in net income equal to the difference between the carrying value and fair value. As of June 30, 2025, the Company had some disputes with Planty and the original investment and operation plan was no longer executed by Planty, which indicated severe adverse impact on the anticipated profitability of Planty, and the Company evaluated such situation and concluded that the fair value of the investment would be wrote down to zero. As a result, impairment charges recognized on equity investments without readily determinable fair value were $1,356,618 and nil for the six months ended June 30, 2025 and 2024, respectively.

NOTE 6 - PROPERTY AND EQUIPMENT, NET

Property and equipment, stated at cost less accumulated depreciation, consisted of the following:

	As of June 30,	As of December 31,
	2025	2024
	(Unaudited)
Mechanical equipment	$5,314,615	$5,182,648
Electronic equipment	45,017	36,360
Vehicles	344,378	342,950
Subtotal	5,704,010	5,561,958
Less: accumulated depreciation	(1,995,226)	(1,704,758)
Property and equipment, net	$3,708,784	$3,857,200

For the six months ended June 30, 2025 and 2024, depreciation expenses amounted to $282,373 and $250,604, respectively.

NOTE 7 - LEASES

Operating lease expenses, which excluded short-term lease expenses, were $6,834 and nil for the six months ended June 30, 2025 and 2024, respectively. Short-term lease expenses were $78,401 and $154,814 for the six months ended June 30, 2025 and 2024, respectively.

Amounts recognized in the consolidated balance sheets are as follows:

	As of June 30,	As of December 31,
	2025	2024
	(Unaudited)
Operating lease right-of-use assets	$32,016	$38,133
Operating lease liabilities, current	13,297	13,006
Operating lease liabilities, non-current	13,784	20,408
Total operating lease liabilities	$27,081	$33,414

The weighted-average remaining lease term and the weighted-average discount rate of leases are as follows:

	June 30, 2025	December 31, 2024
Weighted-average remaining operating lease term	2.4	2.9

Weighted-average operating discount rate	3.6%	3.6%

The following table summarizes the maturity of lease liabilities as of June 30, 2025:

12 months ending June 30,	Amount
2026	$14,118
2027	14,118
2028	14,118
Total lease payments	42,354
Less: imputed interest	(15,273)
Total lease liabilities	$27,081

NOTE 8 - SHORT-TERM LOANS

On February 21, 2024, Wuxi Mingteng Mould entered into an unsecured short-term loan agreement with Bank of Jiangsu with principal amount of RMB 10 million (approximately $1.4 million), with an annual interest rate of 2.95%. The maturity date of the loan is February 20, 2025. Such loan agreement was renewed in February 2025 with an annual interest rate of 3.30% and maturity date as of February 17, 2026.

NOTE 9 - OTHER LIABILITIES

Other liabilities consisted of the following:

	As of June 30,	As of December 31,
	2025	2024
	(Unaudited)
Corporate income taxes payable	$336,674	$362,734
Other taxes payable	837,047	805,702
Payroll payable	796,905	601,032
Loans from third parties*	190,093	-
Accrued expenses	105,088	-
Others	4,191	60,174
Total other liabilities	$2,269,998	$1,829,642

*	On May 27, 2025, the Company borrowed a loan from a third party amounted to $100,000 with a maturity date as at November 26, 2025. The interest rate of the loan was 1% per month.

On February 25, 2025, the Company borrowed an interest-free loan from a third party amounted to $90,000 with a maturity date as at February 24, 2026. The loan is interest-free and the effect of discounting the principal amount using an imputed interest rate is immaterial to the financial statements.

NOTE 10 - RELATED PARTY TRANSACTIONS

The table below sets the major related parties and their relationships with the Company:

Name of related parties	Relationship with the Company
Yingkai Xu	Serving as a shareholder, CEO and Chairman of the Board of Directors of Mingteng International, as well as the husband of the board member, Jingzhu Ding.
Jingzhu Ding	Serving as a shareholder and Director of Mingteng International, wife of the CEO and Chairman.
Wuxi Kaiteng Mold Factory	Ms. Jingzhu Ding owns 100% equity interest.

Significant transactions with related parties were as follows:

	For the Six Months Ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Purchase from related parties:
Wuxi Kaiteng Mold Factory(1)	$187,231	$118,032
Subtotal	$187,231	$118,032

(1)	The Company purchases processing services from Wuxi Kaiteng Mold Factory.

The following represented related party balances as of June 30, 2025 and December 31, 2024:

	As of June 30,	As of December 31,
	2025	2024
	(Unaudited)
Amounts due to related parties
Wuxi Kaiteng Mold Factory	$249,338	$240,166
Subtotal	$249,338	$240,166

Amounts due to Wuxi Kaiteng Mold Factory represent amounts provided for processing services that the Company purchased from Wuxi Kaiteng Mold Factory.

NOTE 11 - SHAREHOLDERS’ EQUITY

Mingteng International is authorized to issue 5,000,000,000 Ordinary Shares of $0.00001 par value.

In accordance with the relevant PRC laws and regulations, Mingteng International’s subsidiaries in the PRC are required to provide for certain statutory reserves, which are appropriated from net profits as reported in accordance with PRC accounting standards. Mingteng International’s subsidiaries in the PRC are required to allocate at least 10% of their after-tax profits to a statutory reserve until such reserve has reached 50% of their respective registered capital. Appropriations to other types of reserves in accordance with relevant PRC laws and regulations are to be made at the discretion of the board of directors of each entity in the PRC. The statutory reserves are restricted from being distributed as dividends under PRC laws and regulations. As of December 31, 2022, statutory reserves had reached 50% of their respective registered capital. The balance of total statutory reserves remained $465,572 after December 31, 2022.

On April 22, 2024, Mingteng International completed its initial public offering on the Nasdaq Stock Market, issuing 1,050,000 Ordinary Shares with a par value of US$0.00001 per share and offering price at $4.00 per share, with gross proceeds of $4.20 million. On May 10, 2024, additional shares of 157,500 were issued related to the over-allotment arrangement, par value of US$0.00001 per share and offering price at $4.00 per share, with gross proceeds of $0.63 million. After deducting underwriting discounts, offering expenses and deferred offering costs, the Company received total net proceeds of $3,293,096.

In connection with the initial public offering and the subsequent over-allotment offering, the Company also issued warrants to underwriters for the Ordinary Shares purchase option.

From April 2024 to May 2024, in connection with the initial public offering and the subsequent over-allotment offering, Warrants were granted to underwriters to purchase up to 52,500 Ordinary shares and 7,875 Ordinary shares, respectively, at $4.80 per share, which were exercisable from October 14, 2024 to April 17, 2029. The warrants can be exercised in cash or via the cashless exercise option.

In the fiscal year of 2024, 26,250 Underwriter Warrants were exercised for the issuance of 12,100 Ordinary Shares through cashless exercise, with 34,125 Underwriter Warrants left unexercised as of December 31, 2024.

The summary of warrant activities for the six months ended June 30, 2025 were as follows:

	Ordinary Shares Number Outstanding	Weighted Average Exercise Price	Remaining Life in Years
Warrants Outstanding as of December 31, 2024	34,125	$4.80	4.30
Warrants Exercisable as of December 31, 2024	-	-	-
Warrants Granted	-	-	-
Warrants Exercised	-	-	-
Warrants Expired	-	-	-

Warrants Outstanding as of June 30, 2025	34,125	4.80	3.80
Warrants Exercisable as of June 30, 2025 (unaudited)	34,125	$4.80	3.80

There was no warrant activities for the six months ended June 30, 2024.

NOTE 12 - OTHER INCOME

Other income consisted of the following:

	For the Six Months Ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Waste sales	$3,280	$4,781
Loss on disposal of fixed assets	-	(7,087)
Other, net	13,532	18,924
Total other income	$16,812	$16,618

NOTE 13 - TAXES

Corporation Income Tax (“CIT”)

The Company is subject to income taxes on an entity basis on income derived from the location in which each entity is domiciled.

Mingteng International is incorporated in Cayman Islands as an offshore holding company and is not subject to tax on income or capital gains under the laws of the Cayman Islands.

Mingteng International HK is incorporated in Hong Kong as a holding company with no activities. Under the Hong Kong tax laws, an entity is not subject to income tax if no revenue is generated in Hong Kong.

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and foreign investment enterprises (the “FIE”) are usually subject to a unified 25% EIT rate while preferential tax rates, tax holidays, and even tax exemptions may be granted on case-by-case basis. The PRC tax authorities grant preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Since Wuxi Mingteng Mould was approved as an HNTE in December 2019, Wuxi Mingteng Mould is entitled to a reduced income tax rate of 15% beginning December 2019 and is able to enjoy the reduced income tax rate through November 2022. In November 2022, Wuxi Mingteng Mould reapplied to obtain the recognition of HNTE and the preferential rate of 15% was extended to November 2025.

The provision for income taxes consisted of the following:

	For the Six Months Ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Current
China	54,719	13,298
Deferred
China	6,493	(20,846)
Income tax expenses (benefit)	$61,212	$(7,548)

The following table reconciles the PRC statutory rate to the Company’s effective tax rate:

	For the Six Months Ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
PRC statutory tax rate	25.0%	25.0%
Additional deduction of research and development expenses	7.9%	28.6%
Non-deductible expenses	2.0%	4.4%
Effect of PRC preferential tax rate	(3.5)%	(10.0)%
Adjustments in respect of current income tax of previous years	(1.0)%
Effect of different tax rates in the different tax jurisdictions	(35.3)%	(45.2)%
Effective tax rate	(4.7)%	2.8%

Deferred tax assets and liabilities

Components of net deferred tax assets and liabilities were as follows:

	As of June 30,	As of December 31,
	2025	2024
	(Unaudited)
Allowance for credit loss	$3,019	$2,421
Inventories valuation allowance	14,710	12,676
Operating lease liabilities	4,062	5,012
Deferred tax assets	21,791	20,109
Right-of-use asset	(4,802)	(5,720)
Depreciation	(245,978)	(235,940)
Deferred tax liabilities	(250,780)	(241,660)
Net deferred tax liabilities	$(228,989)	$(221,551)

The movement of net deferred tax liabilities and assets were as follows:

	For the six months ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Balance at beginning of the period	$(221,551)	$(246,893)
(Provision) reversal	(6,493)	20,846
Foreign exchange difference	(945)	1,464
Balance at end of the period	$(228,989)	$(224,583)

NOTE 14 - CONCENTRATION OF MAJOR CUSTOMERS AND SUPPLIERS

For the six months ended June 30, 2025, two customers accounted for approximately 22.5%, and 18.1% of the Company’s total revenues. For the six months ended June 30, 2024, two customers accounted for approximately 23.4% and 17.4% of the Company’s total revenues.

As of June 30, 2025, only one customer accounted for approximately 12.7% of the Company’s accounts receivable balance. As of December 31, 2024, two customers accounted for approximately 34.9% and 10.9% of the Company’s accounts receivable balance, respectively.

For the six months ended June 30, 2025, two suppliers accounted for approximately 13.3% and 10.3% of the total purchases. For the six months ended June 30, 2024, four suppliers accounted for approximately 13.9%, 13.6%, 13.5% and 11.0% of the total purchases.

As of June 30, 2025, only one supplier accounted for approximately 17.0% of the Company’s accounts payable balance. As of December 31, 2024, none of the suppliers accounted for more than 10.0% of the Company’s accounts payable balance.

NOTE 15 - COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Amounts accrued, as well as the total amount of possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements. As of June 30, 2025, the Company has no outstanding litigation.

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

NOTE 16 – LOSS PER SHARE

Basic and diluted loss per share for each of the period presented is calculated as follows:

	For the six months ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Numerator:
Net loss used in calculating loss per share-basic and diluted	$(1,356,773)	$(265,842)
Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic and diluted loss per share	6,839,600	5,448,846
Basic and diluted loss per share	$(0.20)	$(0.05)

NOTE 17 - SEGMENT REPORTING

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the Chief Executive Officer (“CEO”), who reviews consolidated results when making decisions about allocating resources and assessing the performance of the Company.

Based on the management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280. The Company concluded that consolidated net income (loss) reported in the consolidated statements of operations and comprehensive income (loss) is the measure of segment profitability, and consolidated total assets reported in the consolidated balance sheets is the measure of segment assets. The CODM refer to consolidated operating results and financial condition when addressing strategic and operational matters and allocating resources. Significant expense categories regularly provided to and reviewed by the CODM are those presented in the consolidated statements of operations and comprehensive income (loss). The Company’s assets are substantially all located in the PRC and substantially all the Company’s revenues and expenses are derived in the PRC. Therefore, no geographical segments are presented.

NOTE 18 - SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date that the unaudited interim condensed consolidated financial statements were issued and identified the following transactions for financial disclosure purposes.

On August 12, 2025, the board of directors approved the re-designation of the ordinary shares to Class A and Class B ordinary shares. Upon the re-designations, the authorized share capital of the Company will be US$50,000 divided into 5,000,000,000 shares of a par value of US$0.00001 each, comprising (i) 4,997,909,000 Class A Ordinary Shares, and (ii) 2,091,000 Class B Ordinary Shares. Each Class A ordinary share is entitled to one vote; and each Class B ordinary share is entitled to twenty votes. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Unaudited pro forma shareholders’ equity as of June 30, 2025 reflects the re-designation of the ordinary shares to Class A and Class B ordinary shares was as follows:

	June 30,	June 30,
	2025	2025
	(Unaudited)	Pro Forma (Unaudited)
Shareholders’ Equity:
Ordinary shares (Par value US$0.00001 per share, 5,000,000,000 shares authorized, 6,839,600 shares issued and outstanding as of June 30, 2025)	$68	$-
Class A ordinary shares (Par value US$0.00001 per share; no authorized, issued, and outstanding as of June 30, 2025; 4,997,909,000 shares authorized, 4,748,600 shares issued and outstanding, unaudited, pro forma)	-	47
Class B ordinary shares (Par value US$0.00001 per share; no authorized, issued, and outstanding as of June 30, 2025; 2,091,000 shares authorized, issued and outstanding, unaudited, pro forma)	-	21
Additional paid-in capital	7,620,339	7,620,339
Statutory reserves	465,572	465,572
Accumulated deficit	(569,562)	(569,562)
Accumulated other comprehensive loss	(389,255)	(389,255)
Total shareholders’ equity	7,127,162	7,127,162

The unaudited pro forma loss per share is computed using the weighted-average number of ordinary shares outstanding as of June 30, 2025 and assumes the completion of re-designation on January 1, 2025. The liquidation and dividend rights of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting rights. As a result, and in accordance with ASC 260, the undistributed loss (income) for each period is allocated based on the contractual participation rights of the Class A and Class B ordinary shares. As the liquidation and dividend rights are identical, the undistributed (loss)/income is allocated on a proportionate basis and will have no impact on the result of the unaudited pro forma loss per share.

On July 7, 2025, the Company issued an aggregate of 17,454 ordinary shares upon the cashless exercise of warrants that had been outstanding as of June 30, 2025. The exercise of warrants occurred after the balance sheet date and, accordingly, has not been recognized in the consolidated financial statements as of and for the six months ended June 30, 2025.